UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D/A

AMENDMENT NO. 2

Under the Securities Exchange Act of 1934

Sparx Holdings Group, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)
74167E103

(CUSIP Number)
Jeffrey DeNunzio 780 Reservoir Avenue, #123 Cranston, RI 02910 Phone: 401-830-9878

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74167E103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON NVC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 0
	8	Shared Voting Power – 150,000,000
	9	Sole Dispositive Power – 0
	10	Shared Dispositive Power – 150,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.57%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Consisting of 150,000,000 shares of the Company’s common stock held of record by NVC Holdings, LLC owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Sparx Holdings, LLC, a Wyoming Limited Liability Company. NVC Holdings, LLC has voting and investment control of 150,000,000 shares. Cassandra DeNunzio solely owns and controls Sparx Holdings, LLC.

2.

The calculation is based on 285,350,031 shares of common stock, par value $0.0001 per share as reported on the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 74167E103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Sparx Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 100,000,000
	8	Shared Voting Power – 150,000,000
	9	Sole Dispositive Power – 100,000,000
	10	Shared Dispositive Power – 150,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.33% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.

Consisting of 75,000,000 shares of the Company’s common stock indirectly held of record by Sparx Holdings, LLC, a Wyoming Limited Liability Company and 100,000,000 shares of common stock directly held of record by Sparx Holdings, LLC. Sparx Holdings, LLC, through its proportionate interest in the common stock beneficially owned by NVC Holdings, LLC and shares held directly has voting and investment control of 175,000,000 shares. NVC Holdings, LLC is owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Sparx Holdings, LLC. Cassandra DeNunzio solely owns and controls Sparx Holdings, LLC.

2.	The calculation is based on 285,350,031 shares of common stock, par value $0.0001 per share as reported on the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 74167E103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Cassandra DeNunzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 100,100,000
	8	Shared Voting Power – 150,000,000
	9	Sole Dispositive Power – 100,100,000
	10	Shared Dispositive Power – 150,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,100,000 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.37% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consisting of 75,000,000 shares of the Company’s common stock indirectly held of record by Sparx Holdings, LLC, a Wyoming Limited Liability Company and 100,000,000 shares of common stock directly held of record by Sparx Holdings, LLC. Sparx Holdings, LLC, through its proportionate interest in the common stock beneficially owned by NVC Holdings, LLC and shares held directly by Sparx Holdings, LLC results in Cassandra DeNunzio having voting and investment control of 175,000,000 shares . NVC Holdings, LLC is owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Sparx Holdings, LLC. Cassandra DeNunzio solely owns and controls Sparx Holdings, LLC. Row 11 above also consists of 100,000 shares of common stock held solely by Cassandra DeNunzio that were purchased in the open market with personal funds on various dates.

2.	The calculation is based on 285,350,031 shares of common stock, par value $0.0001 per share as reported on the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 74167E103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Jeffrey DeNunzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 19,500
	8	Shared Voting Power – 150,000,000
	9	Sole Dispositive Power – 19,500
	10	Shared Dispositive Power – 150,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,019,500 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.29% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

Consisting of 75,000,000 shares of the Company’s common stock indirectly held of record by Jeffrey DeNunzio by and through his proportionate interest in the common stock beneficially owned by NVC Holdings, LLC. NVC Holdings, LLC is owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Sparx Holdings, LLC. Cassandra DeNunzio solely owns and controls Sparx Holdings, LLC. Row 11 above also consists of 19,500 shares of common stock held solely by Jeffrey DeNunzio that were purchased in the open market at various dates with personal funds. Jeffrey DeNunzio has investment and voting control of 75,019,500 shares.

2.	The calculation is based on 285,350,031 shares of common stock, par value $0.0001 per share as reported on the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 74167E103	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Thomas DeNunzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power – 37,804
	8	Shared Voting Power – 0
	9	Sole Dispositive Power – 37,804
	10	Shared Dispositive Power – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,804 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% [2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.

On December 29, 2023, Mr. Thomas DeNunzio assigned and transferred his membership interest in NVC Holdings, LLC to Sparx Holdings, LLC, a Wyoming Limited Liability Company, solely owned by his daughter, Cassandra DeNunzio. Consists of 37,084 shares of common stock held solely by Thomas DeNunzio that were purchased in the open market on various dates with personal funds.

2.	The calculation is based on 285,350,031 shares of common stock, par value $0.0001 per share as reported on the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023.

CUSIP No. 74167E103

This Schedule 13D amends and restates in its entirety the statement on Schedule 13D filed by the Reporting Person(s) with the SEC on September 6, 2022. It also restates in its entirety the statement on Schedule 13D filed by the Reporting Persons(s) on September 8, 2022.

SCHEDULE 13D/A

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D/A (this “Statement”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”), a copy of which is included at the end of this document.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sparx Holdings Group, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive offices is 780 Reservoir Avenue, #123 Cranston, Rhode Island, 02910.

Item 2.  Identity and Background.

(a)

This Schedule 13D/A is being filed by (i) NVC Holdings, LLC, a Wyoming Limited Liability Company (“NVC”), (ii) Sparx Holdings, LLC, a Wyoming Limited Liability Company (“SHL”), (iii) Cassandra DeNunzio, sole Officer and a Director of Sparx Holdings Group, Inc., (iv) Jeffrey DeNunzio, a Director of Sparx Holdings Group, Inc., and (v) Thomas DeNunzio. Jeffrey DeNunzio and Sparx Holdings, LLC are equitable members of NVC Holdings, LLC. Cassandra DeNunzio solely owns and controls Sparx Holdings, LLC. Thomas DeNunzio is the father of Jeffrey DeNunzio and Cassandra DeNunzio. Jeffrey DeNunzio and Cassandra DeNunzio are siblings. As of December 29, 2023, Thomas DeNunzio is a former member of NVC Holdings, LLC.

NVC, SHL, Jeffrey DeNunzio, Cassandra DeNunzio, Thomas DeNunzio are deemed to be the “Reporting Persons” and, may be referred to herein as each a “Reporting Person”).

This statement on Schedule 13D/A is being filed by the Reporting Persons to report a change in beneficial ownership, stemming from the following transaction:

On December 29, 2023, NVC Holdings, LLC (“NVC”), a Wyoming Limited Liability Company, entered into an Assignment and Transfer Of Membership Interest (“Assignment Agreement”) by and among Mr. Thomas DeNunzio, (“Assignor”), Member of NVC Holdings, Sparx Holdings, LLC, a Wyoming Limited Liability Company (the “Assignee”) solely owned by Cassandra DeNunzio, and Jeffrey DeNunzio, Managing Member of NVC, collectively (the “Parties”). Upon execution of the Assignment Agreement, Mr. Thomas DeNunzio resigned as Member and Sparx Holdings, LLC became substitute member of NVC. Mr. Jeffrey DeNunzio remained Managing Member. The transaction was completed for estate planning reasons by Mr. Thomas DeNunzio and is not deemed to be a change in control since NVC maintains the same voting control in Sparx Holdings Group, Inc.

(b)	The address of the business office for each of the Reporting Persons is 780 Reservoir Avenue, #123 Cranston, Rhode Island, 02910.
(c)

The principal business of NVC is to act as a holding company for various assets that may be acquired by Jeffrey DeNunzio and Sparx Holdings, LLC.

The principal business of Sparx Holdings, LLC is to act as a holding company for various assets that may be acquired by Cassandra DeNunzio. Ms. Cassandra DeNunzio is an engineer by trade and entrepreneur.

Mr. Jeffrey DeNunzio is a private business consultant and President of V Financial Group, Inc., a Company that provides issuers with Edgarization and related services.

Mr. Thomas DeNunzio is an entrepreneur and business consultant with experience in business restructuring, mergers and acquisitions.

(d)	During the last five (5) years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding violations or similar misdemeanors).
(e)	During the last five (5) years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	NVC is a Wyoming Limited Liability Company. SHL is also a Wyoming Limited Liability Company.

Item 3.  Source or Amount of Funds or Other Consideration.

The 150,000,000 shares of common stock held by NVC Holdings, LLC of the Issuer were issued by Predecessor, non-reporting entity, China Shouguan Investment Holding Group Corp., on April 21, 2021. The shares were issued at par value, $0.0001 for services rendered. NVC Holdings, LLC was owned and controlled, equitably, by its two members, Jeffrey DeNunzio and Thomas DeNunzio, however, on December 29, 2023, Mr. Thomas DeNunzio assigned and transferred his membership interest in NVC to Sparx Holdings, LLC, a Wyoming Limited Liability Company. Sparx Holdings, LLC is owned and controlled by Cassandra DeNunzio. Jeffrey DeNunzio remains managing member of NVC Holdings, LLC.

The 100,000,000 shares of common stock held by Sparx Holdings, LLC of the Issuer were issued to Sparx Holdings, LLC, as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022. Additional information regarding the Patent License Agreement can be found within the Issuer’s Form 8-K, filed with the Securities and Exchange Commission on August 29, 2022.

The 100,000 shares of common stock held solely by Cassandra DeNunzio, were purchased in the open market with personal funds on various dates.

The 37,084 shares of common stock held solely by Thomas DeNunzio, were purchased in the open market with personal funds on various dates.

The 19,500 shares of common stock held solely by Jeffrey DeNunzio, were purchased in the open market with personal funds on various dates.

Item 4.  Purpose of Transaction.

The shares issued to NVC Holdings, LLC were for services rendered and are to be held for investment purposes.

The shares issued to Sparx Holdings, LLC were issued as partial consideration pursuant to a “Patent License Agreement” the Issuer entered into and consummated on August 29, 2022.

On December 29, 2023, NVC Holdings, LLC (“NVC”), a Wyoming Limited Liability Company, entered into an Assignment and Transfer Of Membership Interest (“Assignment Agreement”) by and among Mr. Thomas DeNunzio, (“Assignor”), Member of NVC Holdings, Sparx Holdings, LLC, a Wyoming Limited Liability Company (the “Assignee”) solely owned by Cassandra DeNunzio, and Jeffrey DeNunzio, Managing Member of NVC, collectively (the “Parties”). Upon execution of the Assignment Agreement, Mr. Thomas DeNunzio resigned as Member and Sparx Holdings, LLC became substitute member of NVC. Mr. Jeffrey DeNunzio remained Managing Member. The transaction was completed for estate planning reasons by Mr. Thomas DeNunzio and is not deemed to be a change in control since NVC maintains the same voting control in Sparx Holdings Group, Inc.

The shares purchased in the open market by Cassandra DeNunzio, Jeffrey DeNunzio and Thomas DeNunzio were purchased for investment purposes.

Except to the extent provided in this Statement, none of the Reporting Persons have any current plans or proposals that relate to or could result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of common stock owned by the Reporting Person(s) is based on 285,350,031 shares of common stock, par value $0.0001 per share as reported on the Issuer's Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2023.

(A)	NVC Holdings, LLC
a.	Aggregate number of shares beneficially owned: 150,000,000

Percentage: 52.57%

b.	Sole power to vote or direct vote: 0

Shared power to vote or to direct vote: 150,000,000

Sole power to dispose or to direct disposition: 0

Shared power to dispose or to direct disposition: 150,000,000

c.	NVC Holdings, LLC has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(B)	Sparx Holdings, LLC
a.	Aggregate number of shares beneficially owned: 175,000,000

Percentage: 61.33%

b.	Sole power to vote or direct vote: 100,000,000

Shared power to vote or to direct vote: 150,000,000

Sole power to dispose or to direct disposition: 100,000,000

Shared power to dispose or to direct disposition: 150,000,000

c.	Sparx Holdings, LLC has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(C)	Cassandra DeNunzio
a.	Aggregate number of shares beneficially owned: 175,100,000

Percentage: 61.37%

b.	Sole power to vote or direct vote: 100,100,000

Shared power to vote or to direct vote: 150,000,000

Sole power to dispose or to direct disposition: 100,100,000

Shared power to dispose or to direct disposition: 150,000,000

c.	Cassandra DeNunzio has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(D)	Jeffrey DeNunzio
a.	Aggregate number of shares beneficially owned: 75,019,500

Percentage: 26.29%

b.	Sole power to vote or direct vote: 19,500

Shared power to vote or to direct vote: 150,000,000

Sole power to dispose or to direct disposition: 19,500

Shared power to dispose or to direct disposition: 150,000,000

c.	Jeffrey DeNunzio has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

(E)	Thomas DeNunzio
a.	Aggregate number of shares beneficially owned: 37,804

Percentage: 0.01%

b.	Sole power to vote or direct vote: 37,804

Shared power to vote or to direct vote: 0

Sole power to dispose or to direct disposition: 37,804

Shared power to dispose or to direct disposition: 0

c.	Thomas DeNunzio has not effected any transactions in Common Stock during the past 60 days, except as described in this Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Statement, there are no contracts, arrangements, understandings, or relationships other than as disclosed among the persons named in Item 2 hereof and any other person, with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description

1	Joint Filing Agreement is filed herewith.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: January 3, 2024	NVC Holdings, LLC By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio Title: Managing Member

Sparx Holdings, LLC By: /s/ Cassandra DeNunzio Name: Cassandra DeNunzio Title: Sole Member

Cassandra DeNunzio, Individually By: /s/ Cassandra DeNunzio Name: Cassandra DeNunzio

Jeffrey DeNunzio, Individually By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio

Thomas DeNunzio, Individually By: /s/ Thomas DeNunzio Name: Thomas DeNunzio

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons and or parties named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Sparx Holdings Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: January 3, 2024	NVC Holdings, LLC By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio Title: Managing Member

Sparx Holdings, LLC By: /s/ Cassandra DeNunzio Name: Cassandra DeNunzio Title: Sole Member

Cassandra DeNunzio, Individually By: /s/ Cassandra DeNunzio Name: Cassandra DeNunzio

Jeffrey DeNunzio, Individually By: /s/ Jeffrey DeNunzio Name: Jeffrey DeNunzio

Thomas DeNunzio, Individually By: /s/ Thomas DeNunzio Name: Thomas DeNunzio